UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: February 2019

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Notice of AGM, dated 28 February 2019

28 February 2019
LEI: 213800F8E4X648142844

Micro Focus International plc

Publication of the Micro Focus International plc Notice of Annual General Meeting 2019

Micro Focus International plc (the "Company") announces it has today published its Notice of Annual General Meeting for 2019 ("2019 AGM Notice") and the form of proxy for use at the Annual General Meeting.

In accordance with Listing Rule 9.6.1, the above documents have been submitted to the National Storage Mechanism and will shortly be available at www.morningstar.co.uk/uk/NSM.

The 2019 AGM Notice is also available on the Company's website at www.microfocus.com.

The Annual General Meeting will be held on 29 March 2019 at 10am (UK time) at the Company's offices at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire RG14 1QN, United Kingdom.

Jane Smithard
Company Secretary
28 February 2019

Enquiries:

Micro Focus	Tel: +44 (0) 1635 565200
Tim Brill, IR Director

Powerscourt	Tel: +44 (0) 20 7250 1446
Elly Williamson
Celine MacDougall

About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is an enterprise software Company supporting the technology needs and challenges of customers globally. Our solutions help organisations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. We have two product portfolios: Micro Focus Product Portfolio and SUSE Product Portfolio.  Within the Micro Focus Product Portfolio are the following product groups: Application Modernisation & Connectivity, Application Delivery Management, IT Operations Management, Security, and Information Management & Governance. For more information, visit: www.microfocus.com. SUSE, a pioneer in Open Source software, provides reliable, interoperable Linux, Software Defined Infrastructure and Application Delivery platforms that give customers greater control and flexibility while reducing cost. For more information, visit: www.suse.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 28 February 2019

Micro Focus International plc

By:	/s/ Brian McArthur-Muscroft
Name:	Brian McArthur-Muscroft
Title:	Chief Financial Officer